SCHEDULE B

TO THE AMENDED AND RESTATED INVESTMENT ADVISORY AND

ADMINISTRATION AGREEMENT

BETWEEN SCHWAB CAPITAL TRUST AND

CHARLES SCHWAB INVESTMENT MANAGEMENT, INC.

ADVISORY FEE SCHEDULE

The fees listed below are for services provided under this Agreement and are to be accrued daily and paid monthly in arrears:

Fund	Rate
Schwab International Index Fund	0.06	%*
Schwab Small-Cap Index Fund	0.05	%*
Schwab S&P 500 Index Fund	0.03	%*
Schwab Total Stock Market Index Fund	0.03	%*

*	The Investment Adviser will pay the operating expenses of the Fund, excluding acquired fund fees and expenses, taxes, any brokerage expenses and extraordinary or non-routine expenses, shareholder servicing fees, if applicable, and expenses paid by the Schwab Funds under any distribution plan adopted pursuant to Rule 12b-1.

Schwab Capital Trust	Charles Schwab Investment Management, Inc.

/s/ George Pereira	/s/ Marie Chandoha
George Pereira	Marie Chandoha
Chief Operating Officer	Chief Executive Officer

Dated as of March 1, 2017